Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176

May 28, 2009

United States
Securities and Exchange Commission
Washington, D.C. 20549-7010
Att.: Mr. Rufus Decker, Accounting Branch Chief
Division of Corporation Finance

Re:	Form 10-K for the fiscal year ended December 31, 2008
File No. 0-16469

Ladies and Gentlemen:

This letter is written in response to the letter dated April 30, 2009 of Mr. Rufus Decker, Accounting Branch Chief, addressed to Mr. Russell Greenberg, the Chief Financial Officer of Inter Parfums, Inc. (the “Staff Letter”). We have reproduced the comments from the Staff Letter, and our responses follow each of such comments.

Comment from Staff Letter:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.           Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response.  With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings, including your interim filings where appropriate.

Company response:

1.           Below are our responses to the comments set forth in the Staff Letter, which provide the requested information, and we acknowledge that such responses will be included in future filings. Further, some of our responses have been included in the recently filed 10-Q for the quarter ended March 31, 2009. In addition, we have prepared and are filing simultaneously with this letter, the amendment to the Annual Report on Form 10-K for the year ended December 31, 2008 as requested in response to comment 15.

United States
Securities and Exchange Commission
May 28, 2009

Comment from Staff Letter:

Item 1. Business, page 1

2.           We note the importance of license agreements to your business.  For example, the rights Burberry licensed to you allowed you to sell Burberry-branded products that represented 56%, 54% and 57% of your net sales for the years ended December 31, 2008, 2007 and 2006, respectively.  Please include in your business section a summary of the material terms and conditions of your key agreements, such as your Burberry license and your agreements with The Gap and its affiliates.

Company response:

2.  We intend to include in the Business Section of future filings the disclosure regarding our licenses and other key agreements in substantially the following form:

“We produce and distribute our prestige fragrance products primarily under license agreements with brand owners, and prestige product sales represented approximately 87% of net sales for 2008.  Under license agreements, we obtain the right to use the brand name, create new fragrances and packaging, determine positioning and distribution, and market and sell the licensed products, in exchange for the payment of royalties. Our rights under license agreements are also generally subject to certain minimum sales requirements and advertising expenditures.

Our exclusive world-wide fragrance license with Burberry Limited expires December 31, 2016. This license includes an additional five-year optional term that requires the mutual consent of Burberry and Inter Parfums, S.A. In addition, Burberry has the right on December 31, 2011 to buy back the license at its then fair market value.

In addition, we have exclusive world-wide licenses for the Van Cleef & Arpels, Paul Smith and Quicksilver/Roxy brands, which run through the following dates:

Brand Name	License Expiration Date

Van Cleef & Arpels	December 31, 2018, plus a 5-year optional term if certain sales targets are met
Paul Smith	December 31, 2017
S.T. Dupont	June 30, 2011
Quiksilver/Roxy	December 31, 2017
Christian Lacroix	December 31, 2010

In connection with our specialty retail agreements in our United States operations, we design, produce and manufacture fragrance and fragrance related products for brand name specialty retailers, primarily in their retail stores. Our agreement with The Gap, Inc. covers the Gap and Banana Republic brands in the United States and Canada. The initial term of this agreement expires on August 31, 2009 and the agreement includes an additional 2-year optional term that expires on August 31, 2011, as well as a further additional 2-year term that expires August 31, 2013, in each case if The Gap, Inc. chooses to extend the term. We are presently under discussion with The Gap, Inc.  in connection with the extension of the agreement.  In addition, if the agreement is extended for the first optional term, then The Gap, Inc.  has the right to terminate our rights under the agreement before the end of that first optional term if The Gap, Inc.  pays an amount specified in a formula, with the right to be exercised during the period beginning on September 1, 2010 and expiring on August 31, 2011.

United States
Securities and Exchange Commission
May 28, 2009

In April 2008 we expanded our current relationship with The Gap Inc. to include a licensing agreement for international distribution of personal care products through Gap and Banana Republic brand stores as well as select specialty and department stores outside the United States, including duty-free and other travel related retailers through December 31, 2011.

We also have agreements in place for New York & Company, Brooks Brothers and bebe specialty retail brands. We are responsible for product development, formula creation, packaging and manufacturing under all of those brands. Our exclusive agreements for the Brooks Brothers, New York & Company and bebe brands run through the following dates:

Brand Name	Expiration Date

Brooks Brothers	December 31, 2013, plus a 5-year optional term if certain sales targets are met, plus additional 5-year optional term if both parties agree
New York & Company
October 8, 2012, plus subsequent 2 year renewals terms if both parties agree, subject to the right of New York & Company to terminate the agreement within 3 months after completion of the second year of sales,

bebe	June 30, 2014, plus three, 3-year optional terms, if certain sales targets are met

In addition, our agreement for the Brooks Brothers brand includes a license for our sales to Brooks Brothers stores, as well as specialty and department stores outside the United States and duty free and other travel-related retailers in return for royalty payments and certain advertising expenditures. Our agreement for the bebe brand also includes a license for our select specialty and department stores worldwide in return for royalty payments and certain advertising expenditures.”

However, please note that for competitive reasons, we do not disclose certain commercial or financial terms in these agreements, such as specific percentage royalty rates or percentage of net sales for minimum advertising requirements, as well as the specific dollar amount of royalties, minimum advertising expenses and minimum sales requirements. With respect to each item that relates to financial information, the aggregate amounts of such items are taken into account in connection with the preparation of our consolidated financial statements. Further, we believe that all financial information omitted is commercially reasonable and as such the specific percentages or dollar amounts are not material. Based upon the foregoing, we have filed confidential treatment applications for such agreements that we have filed as material contracts, which have been routinely granted.

United States
Securities and Exchange Commission
May 28, 2009

Comment from Staff Letter:

Item 1A. Risk Factors, page 16

3.           In filings containing risk factor disclosure, please refrain from using qualifying or limiting statement in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware.  In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate.  Your risk factor disclosure should address all of the material risks that you face.  If you do not deem risks material, you should not make reference to them.

Company response:

3.           In our Risk Factor section, we have disclosed all risks that we have deemed material,  and in response to Comment 3, we will include the following disclosure as the first paragraph to Risk Factors, in substantially the following form:

“You should carefully consider these risk factors before you decide to purchase or sell shares of our common stock. These factors could cause our future results to differ materially from those expressed or implied in forward-looking statements made by us. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.”

Comment from Staff Letter:

Item 5. Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchasers of Equity Securities, page 26
Repurchases of Our Common Stock, page 28

4.           Please provide the disclosure about your stock repurchases required by Item 703 of Regulation S-K.  In doing so, please use the tabular format set forth in Item 703(a) and provide all of the relevant information required by Item 703(b) and the instructions to paragraphs (b)(3) and (b)(4).

Company response:

4.           In the May 11, 2009 filing of our quarterly report on Form 10-Q as of and for the period ended March 31, 2009, we have revised the format of our disclosure to comply with the requirements of Item 703 of Regulation S-K and have included the following table which will also be included in future filings in substantially the same form where applicable:

United States
Securities and Exchange Commission
May 28, 2009

‘The following table sets forth the number of shares of our common stock that we repurchased during the quarter covered by this report. The average price per common share was $5.82.

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 2009	-0-	NA	-0-(1)	1,031,863
February 2009	-0-	NA	-0-	1,031,863
March 2009	60,000	$5.82	60,000	971,863
Total	60,000	$5.82	60,000	971,863
 (1) Plan disclosed on January 22, 2009 for a maximum of 1,500,000 shares.”

Comment from Staff Letter:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 29

Discussion of Critical Accounting Policies – Equipment and Other Long-Lived Assets, page 34

5.           You state for intangible assets with finite lives, if the sum of the undiscounted cash flows (excluding interest) is less than the carrying amount, then, you recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.  We assume, given your inclusion of this item within your discussion of critical accounting estimates, that this requires estimating future cash flows and relevant discount rates and terminal values to estimate the current fair value of the assets to be held and used.  In this regard, please expand your critical accounting policy to provide additional insight on how you perform your impairment analysis of long-lived assets under SFAS 144.  Please include the following:

•
Please disclose how you determine when long-lived assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;

United States
Securities and Exchange Commission
May 28, 2009

•
Please expand your discussion of the significant estimates and assumptions used to determine estimated future cash flows and fair value.  You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others;

•
You indicate on page F-15 that the residual value of the Lanvin brand names and trademarks are in excess of its carrying value and therefore no amortization has been recorded.  Please discuss how you determined the residual value and indicate how and when you update such estimates;

•
Please also disclose the methodology used to determine whether indefinite lived assets such as trademarks and goodwill are impaired.  Please also discuss significant estimates and assumptions used where applicable; and

•	For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.

Company response:

5.           In the May 11, 2009 filing of our quarterly report on Form 10-Q as of and for the period ended March 31, 2009, we modified our Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to the Discussion of Critical Accounting Policies – Equipment and Other Long-lived Assets to contain the following text which will also be incorporated into future filings:

“We evaluate goodwill and indefinite-lived intangible assets for impairment on an annual basis and more often if impairment indicators exist. For indefinite-lived intangible assets, the evaluation requires a comparison of the estimated fair value of the asset to the carrying value of the asset. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, as generally estimated using discounted future net cash flow projections and discounted terminal values, the carrying value of the asset would be reduced to its fair value. For goodwill, the evaluation requires a comparison of the estimated fair value of the reporting unit, to the sum of the carrying value of the assets and liabilities of that unit. If the sum of the carrying value of the assets and liabilities of the reporting unit exceeds the fair value of the reporting unit, the carrying value is reduced through an adjustment to the goodwill balance, resulting in an impairment charge.

The fair values used in our evaluation are estimated based upon discounted future cash flow projections. The cash flow projections are based upon a number of assumptions, including risk-adjusted discount rates, future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. We believe that the assumptions that we have made in projecting future cash flows for the evaluations described above are reasonable. However, if future actual results do not meet our expectations, we may be required to record an impairment charge, the amount of which could be material to our results of operations.

United States
Securities and Exchange Commission
May 28, 2009

Intangible assets subject to amortization are evaluated for impairment testing whenever events or changes in circumstances indicate that the carrying amount of an amortizable intangible asset may not be recoverable. If impairment indicators exist for an amortizable intangible asset, the undiscounted future cash flows associated with the expected service potential of the asset are compared to the carrying value of the asset. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible asset, no impairment charge is recorded. If our projection of undiscounted future cash flows is less than the carrying value of the intangible asset, an impairment charge would be recorded to reduce the intangible asset to its fair value. The cash flow projections are based upon a number of assumptions, including future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. In those cases where we determine that the useful life of long-lived assets should be shortened, we would depreciate the net book value in excess of the salvage value (after testing for impairment as described above), over the revised remaining useful life of such asset thereby increasing amortization expense.”

With respect to the third bullet point regarding the Lanvin brand names and trademarks, future filings will include a discussion that residual value is evaluated on an annual basis or if impairment indicators exist and that residual value is determined by reference to sales multiples of recent transactions in the beauty care industry.

With respect to the fifth bullet point, please be advised that there was no asset group for which the carrying value was close to the fair value other than Goodwill, the details of which were disclosed in our filing.  In the event that in the future, the carrying value of any asset group gets close to its fair value, we will disclose the carrying value of such group.

Comment from Staff Letter:

Liquidity and Capital Resources, page 40

6.           Please enhance your disclosure to discuss all material changes in your operating activities as depicted in your statement of cash flows.  For example, you should expand upon your disclosure to discuss in greater detail that “Inventories increased 22% and account receivable increased 7% in 2008 compared to 2007, while sales for the same period increased 15%.”  Specifically, you should discuss in greater detail the changes in your working capital accounts such as inventory, accounts receivable, and accounts payable and provide a more robust explanation of the reasons for those changes.

United States
Securities and Exchange Commission
May 28, 2009

Company response:

6.           The Company agrees to discuss in greater detail the changes in working capital accounts such as inventory, accounts receivable, and accounts payable and provide a more robust explanation of the reasons for those changes. In the May 11, 2009 filing of our quarterly report on Form 10-Q as of and for the period ended March 31, 2009, our disclosure regarding operating activities was as follows:

“Cash provided by (used in) operating activities aggregated $1.9 million and ($18.9) million for the three month periods ended March 31, 2009 and 2008, respectively. As of December 31, 2007 and continuing through the period ended March 31, 2008, we had a significant buildup of inventory to support the first quarter launch of the women’s version of Burberry, The Beat. In addition, the statement of cash flows as of March 31, 2008 shows that accounts payable and accrued expenses decreased $18 million or 15% as our vendor obligations for the inventory buildup became due. In terms of cash flows, for the three month period ended March 31, 2009, inventories and accounts receivable were virtually unchanged.  The global economic crisis has resulted in lower sales levels and extended payment terms to certain international distributors prevented further declines in accounts receivables and inventories during the period. In addition, in the 2009 period, accounts payable and accrued expenses decreased $8 million or 9% as again our vendor obligations for the year end inventory buildup became due.”

Comment from Staff Letter:

7.           You disclose on page 42 that you believe your funds from operations, supplemented by your present cash position and available credit facilities will provide you with sufficient resources to meet all present and reasonably foreseeable future operating needs.  Please ensure your disclosures are clarified in periods when cash flows are used in operating activities as was the case for fiscal year 2008.

Company response:

7.           In the May 11, 2009 filing of our quarterly report on Form 10-Q as of and for the period ended March 31, 2009, we modified our disclosure to contain the following text, which will also be incorporated into future filings:

“We believe that funds provided by or used in operations can be supplemented by our present cash position and available credit facilities, so that they will provide us with sufficient resources to meet all present and reasonably foreseeable future operating needs.”

Comment from Staff Letter:

8.           On page F-19, your disclosures indicate that some of your long-term debt facilities require the maintenance of certain financial covenants.  Please clearly disclose whether you are in compliance with all of the covenants and other restrictions in your debt agreements.  Please also disclose here or elsewhere in the filing the specific terms and any material debt covenants in your debt agreements.  For any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date.  This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios.  Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary.  See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.  Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

United States
Securities and Exchange Commission
May 28, 2009

Company response:

8.           Future filings will include disclosure of the fact that our long-term debt facilities require the maintenance of a debt equity ratio of less than one (1) and a debt to adjusted net income ratio of less than three (3), and that we are well within compliance with all of the covenants and other restrictions of our debt agreements. Please be advised that our long term debt facilities only contain negative covenants customarily found in such facilities which if violated would permit the lenders to accelerate the debt if not cured within applicable grace periods. As such, we do not believe that disclosure of these customary negative covenants is warranted. Further, one facility contains cross default provisions by permitting acceleration of the debt if any affiliated company of the debtor defaults in any other debt facility, and the creditor of such other debt facility accelerates such debt and such affiliated debtor does not in good faith contest such default and acceleration. Disclosure of this cross default provision will be included in future filings.

Comment from Staff Letter:

Contractual Obligations, page 43

9.           Please revise your table of contractual cash obligations to (include)* your estimated interest payments on your debt.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  Please also disclose any assumptions you made to derive these amounts.  At a minimum interest payments should be disclosed in a note to the table.  Refer to footnote 46 of Release No. 33-8350, Interpretation – Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.
________________
* The word “include” was omitted from the Staff Letter.

United States
Securities and Exchange Commission
May 28, 2009

Company response:

9.           In the May 11, 2009 filing of our quarterly report on Form 10-Q as of and for the period ended March 31, 2009, our contractual obligation disclosure included disclosure of interest payments in a note to the table. This disclosure will also be incorporated into future filings.

“The following table sets for a schedule of our contractual obligations over the periods indicated in the table, as well as our total contractual obligations ($ in thousands).

	Payments due by period
Contractual Obligations	Total	Less than 1 year	Years 2-3	Years 4-5	More than 5 years
Long-Term Debt (2)	$41,000	$13,400	$23,000	$4,600
Capital Lease Obligations
Operating Leases	$27,100	$7,100	$13,000	$4,300	$2,700
Purchase obligations(1)	$1,306,500	$137,700	$293,400	$313,900	$561,500
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP
Total	$1,374,600	$158,200	$329,400	$322,800	$564,200

(1)
Consists of purchase commitments for advertising and promotional items, minimum royalty guarantees, including fixed or minimum obligations, and estimates of such obligations subject to variable price provisions. Future advertising commitments were estimated based on planned future sales for the license terms that were in effect at December 31, 2008, without consideration for potential renewal periods and do not reflect the fact that our distributors share our advertising obligations.

(2)	Interest due on the Company’s long-term debt is payable $1.10 million, $0.70 million, $0.40 million and $0.07 million in 2009, 2010, 2011 and 2012, respectively.”

Comment from Staff Letter:

Financial Statements and Supplementary Data, page 44

Supplementary Data, page 45

10. Your quarterly data table should discuss material non-recurring quarterly adjustments, such as impairments.  Please revise your quarterly data to include disclosures required by Item 302(A)(3) of Regulation S-K.

Company response:

10.           In future filings our quarterly data table will include disclosure describing the effect of material nonrecurring quarterly adjustments, such as impairments in a form similar to the following:

“We performed our annual review of the recoverability of the carrying amount of goodwill during the fourth quarter of each year. We determined that the carrying amount of the goodwill, which relates to the Company’s Nickel skin care business which is primarily a component of our European operations, exceeded fair value resulting in impairment losses of $0.9 million in both the fourth quarter of 2008 and the fourth quarter of 2007. The impairment charges reduced net income by $0.7 million in each of the 2008 and 2007 periods.”

United States
Securities and Exchange Commission
May 28, 2009

Comment from Staff Letter:

Item 9A, Controls and Procedures, page 45
Evaluation of Disclosure Controls and Procedures, page 45

11.           It appears that your disclosure does not provide the full definition of “disclosure controls and procedures,” as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended.  Please either use the full definition of disclosure controls and procedures or simply state that your disclosure controls and procedures are effective or ineffective, without defining them or adding other impermissible qualifications.

Company response:

In the May 11, 2009 filing of our quarterly report on Form 10-Q as of and for the period ended March 31, 2009, we have revised our disclosure relating to “disclosure controls and procedures as follows, which will also be incorporated into future filings:

“Our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rule 13a-15(e)) as of the end of the period covered by this quarterly report on Form 10-Q (the “Evaluation Date”).  Based on their review and evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of the Evaluation Date our Company's disclosure controls and procedures were effective.”

Comment from Staff Letter:

12.           With a view towards future disclosure, please tell us whether there was any change in your internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) of the Securities Exchange Act of 1934, as amended, that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Please refer to Item 308(c) of Regulation S-K.

Company response:

In the May 11, 2009 filing of our quarterly report on Form 10-Q as of and for the period ended March 31, 2009, we have revised our disclosure relating to “disclosure controls and procedures as follows, which will also be incorporated into future filings:

United States
Securities and Exchange Commission
May 28, 2009

“There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934) that occurred during the quarterly period covered by this report on Form 10-Q that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.”

Comment from Staff Letter:

Item 10. Directors and Executive Officers Of the Registrant, page 48
Board of Directors, page 48

13.           We note that you have adopted a code of business conduct.  With a view towards future disclosure, please tell us whether the code applies to your principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.  Please refer to Item 406 of Regulation S-K.

Company response:

Yes, our Code of Business Conduct applies to our principal executive officer, principal financial officer, principal accounting officer or controller, as well as other persons performing similar functions. We will revise the disclosure in our next Annual Report on Form 10-K to read substantially as follows:

“We have adopted a Code of Business Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, as well as other persons performing similar functions, and we agree to provide to any person without charge, upon request, a copy of our Code of Business Conduct. Any person who requests a copy of our Code of Business Conduct should provide their name and address in writing to: Inter Parfums, Inc., 551 Fifth Avenue, New York, NY 10176, Att.: Shareholder Relations. In addition, our Code of Conduct is also maintained on our website, at www.interparfumsinc.com ..”

Comment from Staff Letter:

14.           With a view towards future disclosure, please tell us why you do not have an audit committee financial expert serving on your audit committee.  In this regard, we note your disclosure that the committee members are fully qualified to fulfill their obligations.  Please refer to Item 407(d)(5)(i)(C) of Regulation S-K.

Company response:

We will revise the disclosure in our next Annual Report on Form 10-K to read substantially as follows:

United States
Securities and Exchange Commission
May 28, 2009

“The Company does not have an “audit committee financial expert” within the definition of the applicable Securities and Exchange Commission rules. First, finding qualified nominees to serve as a director of a public company without substantial financial resources has been challenging. Second, despite the applicable Securities and Exchange Commission rule which states that being named as the audit committee financial expert does not impose any greater duty, obligation or liability, the Company has been met with resistance from both present and former directors to being named as such primarily due to potential additional personal liability.”

Comment from Staff Letter:

Item 11. Executive Compensation, page 53
General

15.           It appears that the disclosure you provide substantially fails to comply with the amended Executive Compensation and Related Person Disclosure rules as outlined in Release No. 33-8732A.  In particular, but without limitation, we note the absence of a Compensation Discussion and Analysis as contemplated by Item 402(b) of Regulation S-K.  Please amend your annual report on Form 10-K to provide all of the requisite disclosure required by current Items 402, 404, and 407 of Regulation S-K.  We may have additional comments after reviewing your amendment.

Company response:

As requested, we have prepared and are filing simultaneously with this letter, the amendment to the Annual Report on Form 10-K to take into account the amended Executive Compensation and Related Person Disclosure rules as outlined in Release No. 33-8732A and the requisite disclosure required by current Items 402, 404, and 407 of Regulation S-K.

Comment from Staff Letter:

Item 15. Exhibits, Financial Statement Schedules, page 72

16.           Please include a cumulative, sequential exhibit index, as required by Item 15(a)(3) of Form 10-K.  Please refer to Item 601(a) of Regulation S-K.

Company response:

In future filings the Company will provide cumulative, sequential exhibit index, as required by Item 15(a)(3) of Form 10-K and Item 601(a) of Regulation S-K.

Comment from Staff Letter:

17.           Please note that generally no document on file with the Commission for more than five years may be incorporated by reference.  We note that a number of the exhibits you are incorporating by reference appear to have been on file with the Commission for more than five years.  Please update your exhibits accordingly.  Please refer to Item 10(d) of Regulation S-K and Rule 12b-32 under the Securities Exchange Act of 1934, as amended.

United States
Securities and Exchange Commission
May 28, 2009

Company response:

In connection with the next filing of our Annual Report on Form 10-K, the Company will update its exhibits and no longer incorporate by reference documents that have been on file with the  Commission for more than five years.

* * * *

As requested, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this adequately addresses your questions. However, if further information is required, please feel free to contact the undersigned.

Very truly yours,

/s/ Russell Greenberg

Russell Greenberg,
Executive Vice President
and Chief financial Officer